October 22, 2008
Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
And
Keira Ino
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Graymark Healthcare, Inc. Form 10-K for the Year Ended December 31, 2007 Filed March 28, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2008 Filed August 14, 2008 File No. 000-50638
Dear Mr. Rosenberg and Ms. Ino:
We are in receipt of the Staff’s comment letter of September 17, 2008. The comment letter was delivered via facsimile to 405-285-7127, the facsimile number of our subsidiary, SDC Holdings, Inc. Furthermore, we did not receive the original of the comment letter via U.S. Mail. We only became aware of the comment letter yesterday. Based upon yesterday’s telephone conference, it is our understanding that we will have the 10-business-day period ending on November 4, 2008 within which to respond to the Staff’s comments. We anticipate meeting the November 4th deadline.
Regards,
Graymark Healthcare, Inc.
/S/STANTON NELSON
Chief Executive Officer